[Janus Letterhead]

March 1, 2017

VIA EDGAR

Asen Parachkevov

Lauren Hamilton

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Janus Investment Fund – Pre-Effective Amendment #1 to Registration Statement on Form N-14

Ladies and Gentlemen:

Thank you for your telephonic comments with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) filed by Janus Investment Fund (the “Trust” or the “Registrant”) related to the reorganization of Henderson Global Technology Fund, a series of Henderson Global Funds (the “Henderson Trust”), with and into Janus Global Technology Fund, a series of the Trust (File No. 333-215390), as filed with the Securities and Exchange Commission (“SEC”) on February 15, 2017.

On behalf of the Trust, we have summarized your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in the definitive Proxy Statement/Prospectus, to be filed pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

1.	Staff Comment: Please confirm that when the Acquiring Fund writes credit default swaps (“CDS”) or options, it will maintain asset coverage equal to the full notional value of such CDS or option.

Response: Registrant hereby confirms that effective upon the closing of the Merger, when the Acquiring Fund writes CDS or options, the Acquiring Fund will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such swaps or options, as the case may be, while the positions are open, subject to future regulatory developments that would permit a different approach.

2.	Staff Comment: Revise disclosure to reflect that under the governing documents of the Henderson Trust the meeting may be adjourned by the chairperson of the special meeting, without a vote of proxy holders, in the event that the necessary quorum is present but the vote required to approve a proposal is not obtained without a vote of proxy holders.

Response: Disclosure has been revised to clarify that “In the event that the necessary quorum to transact business or the vote required to approve the Plan is not obtained at the Meeting, an authorized officer or trustee of the Henderson Trust serving as chairperson of the Meeting may postpone or adjourn the Meeting to permit further solicitation of proxies if the officers of the

Henderson Trust determine that additional solicitation is warranted and in the interests of the Target Fund.”

3.	Staff Comment: With respect to portfolio repositioning resulting from the Merger, identify within the pro forma schedules of investments which securities are expected to be sold in connection with such repositioning, including securities that would be sold in order to comply with the Acquiring Fund’s investment parameters and restrictions and securities that would be sold in connection with anticipated repositioning at the discretion of the portfolio managers.

Response: The pro forma financial statements have been revised as requested to identify within the pro forma schedules of investments which securities are expected to be sold in connection with anticipated portfolio repositioning. Such disclosure with respect to repositioning at the discretion of the portfolio managers has not been included when such portfolio repositioning is expected to be de minimis.

4.	Staff Comment: Provide further disclosure to clarify the process for direct shareholders of the Target Fund receiving Class D Shares of the Acquiring Fund.

Response: The Trust has revised disclosure throughout the Registration Statement regarding the exchange of shares received by direct shareholders of the Target Fund for Class D Shares of the Acquiring Fund. Among other changes, the Trust has added the following disclosure to the Synopsis:

Q.        What class of shares will be received by direct shareholders of Henderson Global Technology Fund?

A.        Certain shareholders of each class of shares of Henderson Global Technology Fund may hold shares directly with the fund and not through an intermediary. However, only Class D Shares of Janus Global Technology Fund are available to shareholders who hold shares directly and not through an intermediary. In order to facilitate continued investment in Janus Global Technology Fund by direct shareholders of Henderson Global Technology Fund and provide such shareholders with a class of shares having shareholder policies designed for direct shareholders, as soon as practicable after the closing of the Merger the shares of Janus Global Technology Fund received by direct shareholders of any class of Henderson Global Technology Fund in the Merger will be automatically exchanged for Class D Shares of Janus Global Technology Fund having an aggregate net asset value equal to the shares so exchanged. As a result of the Merger and this automatic exchange, direct shareholders of Henderson Global Technology Fund will become holders of Class D Shares of Janus Global Technology Fund. See “The Merger—Direct Shareholders.”

In addition, the Trust has added the following disclosure to the body of the Prospectus/Proxy Statement under the heading “The Merger”:

Direct Shareholders

Certain shareholders of each class of shares of Henderson Global Technology Fund may hold shares directly with the Fund and not through an intermediary. However, only Class D Shares of Janus Global Technology Fund are available to shareholders who hold shares directly and not through an intermediary. In order to facilitate continued investment in the

Acquiring Fund by direct shareholders of the Target Fund and provide such shareholders with a class of shares having shareholder policies designed for direct shareholders, the Plan provides that Acquiring Fund shares of any class received by direct shareholders of the Target Fund will be automatically exchanged for Class D Shares of the Acquiring Fund, the share class that the Acquiring Fund currently offers for direct investors. In the Merger, shareholders who hold Class A, Class C, Class I and Class R6 Shares of the Target Fund will receive shares of the same or a substantially identical class of shares of the Acquiring Fund (Class R6 shareholders of the Target Fund will receive Class N Shares of the Acquiring Fund). However, the Plan provides that as soon as practicable after the closing of the Merger such Class A, Class C, Class I or Class N shares of the Acquiring Fund received by direct shareholders of the Target Fund will be automatically exchanged for Class D Shares of the Acquiring Fund having an aggregate net asset value equal to the shares so exchanged. As a result of the Merger and this automatic exchange, direct shareholders of the Target Fund will become holders of Class D Shares of the Acquiring Fund. Such shareholders will not recognize any gain or loss on the exchange, and will take an aggregate tax basis in the Class D Shares that equals, and a holding period that includes, their aggregate tax basis and holding period, as applicable, in the Class A, C, I or N Shares exchanged therefor.

5.	Staff Comment: Include disclosure in the Synopsis under the heading “Will either Target Fund or the Acquiring Fund pay fees or expenses associated with the Mergers?” regarding the expenses associated with portfolio repositioning, including potential capital gains.

Response: The Trust has revised disclosure to clarify that “Such repositioning is expected to be less than 5% of the assets of the Janus Target and the costs of such repositioning to shareholders and capital gains that may be realized in connection with such repositioning are expected to be de minimis.”

6.	Staff Comment: Since the Acquiring Fund’s name includes “Global,” please confirm its principal strategies reflect that a meaningful portion of assets are being invested outside of the United States.

Response: The Acquiring Fund has adopted a policy of typically investing at least 40% of its assets outside of the United States. Such policy will be effective on the earlier of May 1, 2017 or the Closing Date. The Registration Statement has been revised to state that “Effective on the earlier of May 1, 2017 or the Closing Date, the Fund will typically invest at least 40% of its net assets in securities of issuers or companies that are economically tied to different countries throughout the world, excluding the United States.”

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Please call me at 303-394-6459 with any questions or comments.

Respectfully,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Vice President, Assistant General Counsel

cc:	Michelle Rosenberg, Janus Capital Management, LLC

Bruce Rosenblum, Vedder Price P.C.

Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP

Kenneth Burdon, Skadden, Arps, Slate, Meagher & Flom LLP